UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

COMMUNITY ALLIANCE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

35804V 204
(CUSIP Number)

Enviro-Energies Holdings, Inc.
9595 Six Pines Drive, Suite 8210
The Woodlands, TX 77380
Telephone: (905) 228-3290

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Enviro-Energies Holdings, Inc.

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
USA, Delaware corporation

| 7 | Sole Voting Power
2,600,000 shares of common stock
Number of
Shares Beneficially
Owned by Each	| 8 | Shares Voting Power
Reporting Person With	0

| 9 | Sole Dispositive Power
2,600,000 shares of common stock

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
2,600,000 shares of common stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
74%

| 14 |	Type of Reporting Person
CO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Community Alliance, Inc. (the “Company”).  The principal executive offices of the Company are located at 9595 Six Pines Drive, Suite 8210, The Woodlands, TX 77380.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Enviro-Energies Holdings, Inc. which focuses on designing, developing and producing economically viable magnetic vertical axis wind turbines (MVAWTS).  Enviro Energies Holdings, Inc. (“Enviro-Energies”) is beneficially owned and controlled by James Rowan, an individual, and the Chief Executive Officer, President, Treasurer and sole Director of the Company.

(d)-(e)  During the last five years, neither Enviro-Energies nor Mr. Rowan: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Rowan is a citizen of Canada and Enviro-Energies is a Delaware corporation.

Item 3. Source of Amount of Funds or Other Compensation

Effective May 19, 2010, James Rowan was appointed as a Director of the Company.

Effective on or around May 20, 2010, Phillip E. Ray and Ruth Dailey, the then President, Chief Executive Officer and Director and Treasurer and Director of the Company, respectively (the “Selling Shareholders”) entered into a Stock Purchase Agreement with ATB Company (“ATB”), pursuant to which ATB purchased 2,600,000 shares of the Company’s outstanding common stock held by the Selling Shareholders, representing 74% of the Company’s then outstanding shares of common stock in consideration for $260,000.  As a result of the transaction, a change of control of the Company was affected and ATB, which is beneficially owned by Trevor Porrata, became the Company’s majority shareholder.

On June 10, 2010, the Company entered into an Exclusive Licensing Agreement with Niagara Center Research Corporation (“Niagara” and the “Exclusive Licensing Agreement”) for the rights to use Niagara Center Research Corporation’s Magnetic Vertical Axis Wind Turbine technology patents and other intellectual property associated with it.

Mr. James Rowan, the Company’s Director, founded and currently acts as the Chief Technical Officer of Niagara Center Research Corporation.  Mr. Rowan’s wife, Sharon Rowan, is the President of Niagara Center Research Corporation.

The Exclusive Licensing Agreement has a 20 year agreement, is world wide and includes sub-licensing rights.  The Company is required to pay a royalty fee of 8% of all net sales of products utilizing the licensed rights.

Effective October 20, 2010, Enviro-Energies Holdings, Inc., which James Rowan, the Company’s Director serves as Chairman and President of (“Enviro-Energies”) entered into a Stock Purchase Agreement with ATB, pursuant to which Enviro-Energies purchased 2,600,000 shares of common stock of the Company held by ATB, representing 74% of the Company’s then outstanding shares of common stock in consideration for $357,000.

Effective October 20, 2010, Enviro-Energies, the majority shareholder of the Company, approved the resignation of and removal of Phillip E. Ray, A. Terry Ray and Ruth Dailey as Directors of the Company.

Effective October 20, 2010, James Rowan, as sole Director of the Company approved the resignation of and removal of Phillip E. Ray as President and Chief Executive Officer of the Company, A. Terry Ray as Secretary of the Company and Ruth Dailey as Treasurer of the Company.

Also effective October 20, 2010, James Rowan was appointed as the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

Item 4. Purpose of Transaction

Enviro-Energies and Mr. Rowan acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Enviro-Energies and Mr. Rowan may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Enviro-Energies and Mr. Rowan also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization, merger, combination or acquisition involving the Company (including a reorganization, merger, combination or acquisition with Enviro-Energies);

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure; or

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

Enviro-Energies and Mr. Rowan do not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)	Enviro-Energies beneficially owns and Mr. Rowan indirectly beneficially owns 2,600,000 shares of common stock of the Company representing 74% of the Company’s outstanding shares of common stock.

(b)
Enviro-Energies (which is controlled by Mr. Rowan) holds the sole right to vote and dispose of 2,600,000 shares of common stock of the Company representing 74% of the Company’s outstanding shares of common stock.

(c)	See Item 3, above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 2,600,000 shares of common stock held by Enviro-Energies other than as provided above.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

See Item 4, above.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit
10.1*	Licensing Agreement with Niagara Center Research
10.2*	Stock Purchase Agreement (ATB Company and Enviro-Energies Holdings, Inc.)

* Filed as an exhibits to the Company’s Form 10-Q, filed with the Commission on October 20, 2010, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November  4, 2010

Enviro-Energies Holdings, Inc.

By:	/s/ James Rowan
James Rowan
President